

September 24, 2010

Charles Christian Kirley, Esq.
Husch Blackwell Sanders LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112

> **Re: Bigelow Income Properties, LLC**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed August 24, 2010**
> **File No. 333-165876**

Dear Mr. Kirley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please key your responses to this comment letter in your correspondence. For example, please provide the page numbers that correlate to the specific revisions you made in response to our comments.

2.   Your prospectus contains many internal cross references to other sections of the document. Please revise your prospectus so that each internal cross reference refers to the correct page number of each section cited.

3.   We note your response to comment 2 in our letter dated May 3, 2010 that initially the company expects to rely solely on the prospectus for marketing purposes. Please reconcile this statement with the disclosure on page 93 of the prospectus that discusses your supplemental sales literature.

4.   We note your response to comment 6 in our letter dated May 3, 2010. Please confirm you have provided the required revisions to your registration statement and tell us where such revisions may be found.

5.   We note your response to comment 9 in our letter dated May 3, 2010 and we reissue the comment. Please confirm that you have provided your policies with respect to each activity listed in Item 12 of Form S-11. Note that if you do not propose to engage in a particular activity, a specific statement to that effect shall be made.

6.   Please provide the information required by Item 505 of Regulation S-K with respect to your limited liability company shares/units.

7.   We note your response to comment 21 in our letter dated May 3, 2010 and we reissue, in part, our prior comment. It is unclear from your disclosure whether the company will pay sales commissions to broker-dealers from the proceeds in the offering. We note your disclosure on page 89 that "[a]ll amounts paid by the Company to broker-dealers and/or registered investment advisors will be paid from those amounts that would otherwise be paid to an investor… In no event will any such amount be paid from Company funds as a sales commission or other compensation." Please reconcile this statement with your disclosure on page 90 and elsewhere that in no event will the total of all underwriting compensation, including sales commissions exceed ten percent of the gross offering proceeds. It is unclear how broker-dealers and/or investment advisors will be paid for soliciting investors and whether such fees would be commissions. Please explain whether broker-dealers and/or investment advisors will be paid an initial fee for selling the securities and whether such fees would be paid from offering proceeds. Please revise accordingly.

8.   We note your response to comment 65 in our letter dated May 3, 2010. Please provide us with a legal analysis detailing how you are able to sell your initial warrant which is convertible into shares which are not authorized. Also please tell us whether you have plans to authorize additional shares in the future.

9.   We note your response to comment 57 in our lettered dated May 3, 2010 and your revised disclosure throughout the prospectus that the offering will be terminated if the Shares are not listed on an exchange before December 31, 2011. We also note that, for this purpose, you define the term "exchange" on page 24 to mean "any recognized securities market or regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities." Please discuss whether the OTC Bulletin Board and/or the Pink Sheets would be included in this definition of exchange. If such markets are included, please revise your disclosure as applicable when referring to having your securities listed on Amex or Nasdaq.

Front Cover Page of the Prospectus

10.   We note your statement that "[t]his offering is self underwritten, and the Company will use its best efforts to sell the Shares through solicitations of registered investment advisors and/or broker dealers." If the company is engaging registered investment advisors and/or broker dealers to solicit investors, it is unclear how the offering is "self-underwritten." Please advise or revise.

11.   Please note that if broker-dealers assist the company in selling the company's securities, the company should disclose in the prospectus that the company must file an amendment to the registration statement which provides the name(s) of the broker-dealer(s), describes the relationship between the company and such broker-dealer and identifies the broker-dealer(s) as underwriter(s). See Item 508 of Regulation S-K.

12.   We note your response to comment 14 in our letter dated May 3, 2010 in which you state that, "No arrangements have been made or agreements reached with any specific investment advisors or broker-dealers to sell the company's securities." We also note your disclosure on the cover page that "[t]here are no agreements with anyone to acquire or sell any particular number of Shares." Please revise the disclosure on the cover page and elsewhere to reflect the broader disclosure in your response.

13.   We note that you appear to have listed material risks related to the tax aspects of your offering in your "Risk Factors" section. Please revise the risk factor relating to tax risks on the cover page of the prospectus to include a brief description of these issues. Refer to Item 1.D.i. of Industry Guide 5 for guidance.

14.   Please disclose whether one unit consists of one limited liability company share.

Prospectus Summary, page 4

15.   Your summary currently contains a lengthy description of your business for which identical disclosure appears later in your prospectus. In the summary, you should carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company's business, competitive strengths, and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy or offering, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K.

The Sponsors And Managers, page 5

16.   We note your disclosure on page 5 that it is the company's goal to raise capital in excess of $100 million as soon as possible. Please describe any current plans you have to raise this additional capital. For example, will you register the sale of additional securities or incur debt? In the alternative, please state that you have no current plans to raise additional capital here and throughout your prospectus as applicable.

Compensation of Directors and their Affiliates, page 8

17.   Please specify what you mean by current market rates. Please disclose how you will determine market rates for your director pay. If you plan to use a compensation consultant, please disclose that fact.

18.   We note that pursuant to your engagement contract with Husch Blackwell Sanders LLP you will pay hourly compensation at Husch Blackwell Sanders LLP's standard B rates (or equivalent) as may be in effect from time to time. Please disclose what you mean by "standard B rates."

19.   We note your disclosure on page 9 that "[t]he Company will pay legal fees to Husch Blackwell Sanders LLP, including a retainer equal to 1% of all amount of capital raised." Please discuss whether this fee only pertains to this offering.

20.   Please revise the table to include the total fees that directors or affiliates could receive during the operating stage if the maximum amount of proceeds is raised. For example, please disclose the maximum real estate brokerage commissions and finders fees along with the loan brokerage commissions. Please also revise accordingly the table on page 41. In addition, please include these fees in the use of proceeds table as required by Item 3.B. of Industry Guide 5.

Risk Factors

"Restrictions on Changes in Control May Prevent the Company from Attracting Investors," page 17

21.   We note that this risk factor first addresses the risk that the company's operating agreement could prevent changes in control. Then the risk factor also addresses current economic trends in real estate. Each risk factor should address a single material risk. Please move your discussion of current economic trends to its own, separate risk factor.

Use of Proceeds, page 27

22.   Please revise your use of proceeds table on page 28 to comply with Item 3.B. of Industry Guide 5. For example, the summary should include both dollar amounts and percentages of the maximum and minimum proceeds of the offering. See also Appendix I to Industry Guide 5.

Officers, page 32

23.   We note your disclosure that the company may have officers if and when the size of operations so requires. Given your disclosure that your directors will actively manage the company, please revise this section to explain who will be responsible for management in the event that officers are employed.

Security Ownership of Certain Beneficial Owners and Management, page 36

24.   We note your response to comment 7 in our letter dated May 3, 2010. Please provide the table required by Item 403(a) of Regulation S-K and clarify within your table, if true, that Mr. Kirley will own his shares through his ownership of 2309 Holdings, LLC. Also please account for the shares in which Mr. Kirley has the right to acquire beneficial ownership pursuant to the initial warrant. See Exchange Act Rule 13d-3(d)(1).

Exculpation

25.   We note that the Company's Directors and their affiliates will not be liable to the Company or to Shareholders for errors in judgment or other actions or omission, so long as they determined in good faith that the conduct was in the Company's best interests and the loss or liability did not result from the gross negligence or willful misconduct of the Director or affiliate. Please indicate the effect of Section 14 of the Securities Act of 1933 on this limitation of liability. See the instructions to Item 26 of Form S-11.

Investment Objectives and Criteria, page 46

26.   We note your disclosure that the Company may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily and other properties. Please reconcile this with your disclosure on page 51 that the company plans to acquire multifamily properties. To the extent that the company plans to invest in other forms of property, please describe these other forms within this section. Provide the information required by Item 10.A. of Industry Guide 5.

Management's Discussion and Analysis of Financial Condition

Expenses Incurred and Reimbursement Obligations, page 54

27.   We note that your Estimated Use of Proceeds section on page 7 lists reimbursements of advances of operating expenses of $200,000. Please expand this section to state how you will cover your additional organizational costs which Mr. Kirley has not advanced.

Plan of Distribution, page 89

28.   We note your disclosure that the offering is a self underwritten offering. If applicable, please name the officers and/or directors who will offer the securities and set forth the basis in which each will meet the safe harbor provisions set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

29.   If applicable, please discuss how the officers and directors will market the offering.   If the company will rely on the broker-dealers and/or investment advisors to market the offering, please discuss.

30.   Please discuss in greater detail how investment advisors will solicit investors.

Supplemental Sales Material, page 93

31.   Please expand this section to list your Bigelow Income Properties, LLC, Company Overview or advise. See Item 19.B. of Industry Guide 5.

Financial Statements, page F-1

32.   Please tell us why you have not included an income statement and statement of cash flows. It appears that you have incurred SEC filing fees and legal fees during the period ending June 30, 2010.

Notes to Financial Statements, page F-4

Syndication costs, page F-4

33.   Please tell us how you have accounted for the $200,000 contingent legal fees owed to Charles Kirley and cite the accounting literature that you have relied upon.

Exhibit A – Form of Subscription Agreement

34.   We note the disclaimer in paragraph 5 that each investor agrees to indemnify and hold the company and its affiliates harmless against all claims by reason of the falsity, incompleteness or misrepresentation of any information furnished to the investor. This representation should be deleted, unless the representation is included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

Part II

Item 31. Other Expenses of Issuance and Distribution

35.   We note your registration fee table in your Form S-11 filed on April 2, 2010 lists your registration fees as $3,565.00. Please revise your expenses payable for consistency with your registration fee table or advise.

36.   We note that your offering is currently self-underwritten. Please tell us why you have included a FINRA registration fee in your table of expenses payable in connection with the issuance and distribution of your securities. Otherwise, please revise to remove this fee.

Item 33. Recent Sales of Unregistered Securities

37.   We note your disclosure on page 34 of your prospectus that your original manager owns one (1) Share and the Initial Warrant. Please revise this section to provide the information required by Item 701 of Regulation S-K with respect to the 1 share purchased by your original manager.

Item 37. Undertakings

38.   Please include the undertaking required by Item 20.D. of Industry Guide 5.

Exhibit 5.1

39.   We note that counsel has assumed "each party who executed the document had proper authority and capacity." This assumption is inappropriate. Counsel cannot assume that the officers or you have the legal authority to sign documents as this is a conclusion of law which is a necessary requirement of the ultimate legality opinion. Please revise these assumptions accordingly.

Exhibit 8.1

40.   Please note the paragraph beginning with "For purposes of this opinion, we have assumed and have relied on the following…" This paragraph refers to sections titled "Income Tax Consequences" within your Registration Statement. Since it appears that your Registration Statement contains no section entitled "Income Tax Consequences," please have counsel revise the opinion to refer to the proper section.

Bigelow Income Properties, LLC, Company Overview

41.   Within your Company Overview please provide a discussion of the most significant risk factors which investors must consider in making an investment in your securities.

42.   We note your statement that Analysis of current markets suggests that acceptable multifamily properties can be acquired for capitalization rates form 7.25% to 7.75%. Since this statement does not appear in your prospectus, please delete it from your Company Overview. See Item 19.A. of Industry Guide 5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest (202) 551-3432 or Daniel Gordon at (202) 551-3486, if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Charles Christian Kirley, Esq.
        Via *facsimile*: (816) 421-0596